July 29, 2025

Adam Orvos
Executive Vice President and Chief Financial Officer
Ross Stores, Inc.
5130 Hacienda Drive
Dublin, CA 94568

       Re: Ross Stores, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           File No. 000-14678
Dear Adam Orvos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services